FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated June 4, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    N/A

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AB Svensk Exportkredit Stockholm, June 4, 2003

Press Release

The Kingdom of Sweden increases its ownership in SEK to 100%

        The Swedish Government today announced that it has entered into an agreement to increase the Kingdom of Sweden's ownership in AB Svensk Exportkredit—Swedish Export Credit Corporation—(SEK) to 100% through acquisition of ABB's 35.35 percent stake in the Company.

        "We are pleased that the Kingdom of Sweden is becoming the sole owner of SEK and thereby provides SEK with a clear and strong ownership foundation for successful future development," said Peter Yngwe, President of SEK.

        The financial solutions offered by SEK during its more than 40 years of operations have improved the competitiveness of Swedish export industry. The crucial role of exports in Swedish economy has expanded at the same time as the traditional strong links between SEK and the Kingdom of Sweden have been developed. The Government reaffirms SEK's public policy role and strategies.

        ABB has stated that its divestment of SEK is part of its strategy to focus on its automation technology and power technology core business and to strengthen its balance sheet.

        The Swedish Parliament is to approve the transaction.

Amended proposal for the distribution of profits

        At a Board meeting held today, SEK's Board of Directors decided, in agreement with the President, to amend its proposal for the distribution of profits adopted February 20, 2003 (the "Original Proposal"), which has been included in SEK's annual report for the financial year 2002. Under the new proposal (the "New Proposal"), the dividend will be Skr 1,240.0 million in total—to be paid only to the holders of shares of class B—provided that (i) the Parliament approves the increase in ownership of the Kingdom of Sweden to 100%, and (ii) the Company raises certain risk capital funding (in the form of Hybrid Capital) before October 1, 2003; otherwise the distribution of profits will be unchanged compared with the Original Proposal. Accordingly, the amount of remaining disposable funds to be carried forward under the New Proposal was Skr 437.0 million (as compared with Skr 1,357.2 million under the Original Proposal).

        The shareholders have agreed to resolve the New Proposal for the distribution of profits at an Annual General Meeting, to be held no later than June 30, 2003.

        The Kingdom of Sweden's acquisition of ABB's shares in the Company is subject to Parliament approval and the payment of the dividend of Skr 1,240 million under the New Proposal.

The Kingdom of Sweden states restrictive dividend policy

        The Kingdom of Sweden has stated that SEK will have a restrictive dividend policy given the decrease of core capital in connection with the above-mentioned transaction.

SEK issues USD 200 million of Hybrid Capital

        In order for SEK to retain its risk capital base at approximately the same level as it is today also after the above-mentioned ownership change and amendment of distribution of profits, SEK intends to issue USD 150 million of Hybrid Capital (which is Tier-1-eligible).

        SEK also intends to issue an additional USD 50 million of Hybrid Capital, which will replace a redeemable amount of USD 50 million of outstanding Preferred Capital Securities. Accordingly, SEK intends to issue a total amount of USD 200 million of Hybrid Capital.

        It is the intention of the shareholders and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        SEK's guarantee fund from shareholders—in total Skr 600 million, of which the Kingdom of Sweden and ABB are responsible for Skr 300 million each—will be replaced by a new guarantee issued by the Kingdom of Sweden.

        Including the effects of the amended distribution of profits and of the issuance of USD 150 million of Hybrid Capital, SEK's capital adequacy ratio will be approximately 17.6% based on regulatory approved capital, only, and approximately 19.4% when including the guarantee fund capital.

Approval from Financial Supervisory Authority

        The consummation of the transaction is subject to customary approval from the Financial Supervisory Authority.

Contact persons

Peter Yngwe, President, +46 8 613 83 70
Sven-Olof Söderlund, Executive Director, +46 8 613 83 28

        The foregoing statements are not an offer of securities for sale in any jurisdiction, including the United States, and any offering or sale by SEK of its securities in the United States will be made pursuant to a registration statement filed under the Securities Act of 1933 or pursuant to an exemption from the registration requirements thereof.

        SEK's objective is to promote Swedish industry and commerce, primarily the export industry, by providing competitive long-term financial solutions. SEK funds its activities primarily by debt issues in the international capital markets. SEK's long-term senior debt rating is AA+ (negative outlook) from Standard & Poor's and Aa2 from Moody's. For further information, please see SEK's website "www.sek.se".

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President